Exhibit 2

CEMEX, S.A.B. DE C.V.

Separate Financial Statements

December 31, 2021, 2020 and 2019

(With Independent Auditor’s Report Thereon)

INDEX TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. (Parent Company-Only):

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Operations

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2021	2020	2019
Revenues	3.13, 4	$79,989	59,610	56,087

Cost of sales	3.14, 5	(51,880)	(28,101)	(26,054)

Gross profit		28,109	31,509	30,033

Operating expenses	3.14, 6	(13,857)	(19,024)	(20,360)

Operating earnings before other income (expenses), net		14,252	12,485	9,673

Other income (expenses), net	7	4,287	(714)	(953)

Operating earnings		18,539	11,771	8,720

Financial expense	18	(13,180)	(14,230)	(12,859)
Financial income and other items, net	8.2	5,084	3,766	3,171
Foreign exchange results		2,441	(3,904)	605
Share of profit of equity accounted investees	14	2,028	(29,748)	3,846

Net income (loss) before income tax		14,912	(32,345)	3,483

Income tax	20	272	(217)	(571)

NET INCOME (LOSS)		$15,184	(32,562)	2,912

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2021	2020	2019
NET INCOME (LOSS)		$15,184	(32,562)	2,912

Items that will be reclassified subsequently to the statement of operations
Derivative financial instruments designated as cash flow hedges	18.4	776	(259)	(503)

Items that will not be reclassified subsequently to the statement of operations
Currency translation effects and results on equity of subsidiaries	3.3	3,989	17,537	(6,748)
Derivative financial instruments designated as net investment hedge	18.4	123	1,144	(2,438)
Income tax recognized directly in other comprehensive income	20.2	48	(261)	703

Total items of other comprehensive income for the period		4,936	18,161	(8,986)

TOTAL COMPREHENSIVE INCOME (LOSS)		$20,120	(14,401)	(6,074)

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Mexican pesos)

		December 31,
	Notes	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	$4,556	5,809
Trade accounts receivable, net	10	3,672	4,189
Other accounts receivable	11	1,460	1,147
Inventories	12	767	3,774
Accounts receivable from related parties	19.1	1,688	950
Other current assets	13	430	376

Total current assets		12,573	16,245

NON-CURRENT ASSETS
Equity accounted investees	14.2	362,425	350,498
Other investments and non-current accounts receivable	15	1,390	2,355
Accounts receivable from related-parties long term	19.1	1,046	23
Property, machinery and equipment, net and assets for the right-of-use, net	16	49,664	50,131

Total non-current assets		414,525	403,007

TOTAL ASSETS		$427,098	419,252

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	18.1	$—	1,196
Other financial obligations	18.2	2,542	2,830
Trade payables		7,162	10,810
Current accounts payable to related parties	19.1	59,590	56,768
Other current liabilities	17	7,354	6,378

Total current liabilities		76,648	77,982

NON-CURRENT LIABILITIES
Non-current debt	18.1	141,592	172,037
Other financial obligations	18.2	1,705	2,273
Non-current accounts payable to related parties	19.1	72	44
Tax payable and other non-current liabilities	20.1	5,622	6,312

Total non-current liabilities		148,991	180,666

TOTAL LIABILITIES		225,639	258,648

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	21.1	105,572	107,467
Other equity reserves and subordinated notes	3.12	46,921	19,355
Retained earnings	21.2	48,966	33,782

TOTAL STOCKHOLDERS’ EQUITY		201,459	160,604

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$427,098	419,252

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2021	2020	2019
OPERATING ACTIVITIES
Net (loss) income		$15,184	(32,562)	2,912
Adjustments for:
Depreciation of property, machinery and equipment	5,6,16	282	2,397	4,086
Share of profit of equity accounted investees	14	(2,028)	29,748	(3,846)
Financial items, net		5,655	14,368	9,083
Income taxes	20.1	(272)	217	571
Results from the sale of assets	7	(50)	6	(100)
Result from sale of emission allowances	7	(4,210)	—	—
Changes in working capital, excluding income taxes		10,297	(14,188)	7,198

Cash flow provided (used in) by operating activities		24,858	(14)	19,904
Financial expense paid		(8,255)	(12,219)	(11,713)
Income taxes paid	20.1	(470)	(435)	(595)

Net cash flows provided by (used in) operating activities		16,133	(12,668)	7,596

INVESTING ACTIVITIES
Equity accounted investees	14	(262)	9,172	(4,612)
Sale of emission allowances	7	12,508	—	—
Purchase of emission allowances	7	(8,298)	—	—
Purchase of property, machinery and equipment	16	(2,529)	(2,045)	(410)

Net cash flows (used in) provided by investing activities		1,419	7,127	(5,022)

FINANCING ACTIVITIES
Issuances of subordinated notes	21.3	19,786	—	—
Dividends paid and coupons paid on subordinated notes	21.1	(268)	—	(2,864)
Non-current related parties, net	19.1	(995)	(35)	(2,165)
Derivative financial instruments	18.4	(841)	270	(1,084)
Proceeds from new debt instruments	18.1	84,333	138,921	61,649
Debt repayments	18.1	(119,222)	(119,600)	(52,061)
Other financial obligations, net	18.2	(1,318)	(10,718)	(789)
Shares repurchase program	21.1	—	(1,894)	(989)
Other financial expenses paid in cash	18.1	(280)	(274)	(261)

Net cash flows (used in) provided by financing activities		(18,805)	6,670	1,436

Increase (decrease) in cash and cash equivalents		(1,253)	1,129	4,010
Cash and cash equivalents at beginning of period		5,809	4,680	670

CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$4,556	5,809	4,680

Changes in working capital, excluding income taxes:
Trade accounts receivable, net	10	$517	(323)	115
Other accounts receivable	11	(313)	(54)	(18)
Inventories	12	3,007	(303)	712
Current related parties, net	19.1	9,758	(15,481)	5,232
Trade payables		(3,648)	1,774	388
Other current liabilities	17	976	199	769

Changes in working capital, excluding income taxes		$10.297	(14,188)	7,198

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Notes	Common stock	Additional paid-in capital	Other equity Reserves and subordinated notes	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2018		$4,171	141,151	12,284	28,704	186,310
Comprehensive income (loss), net		—	—	(8,986)	2,912	(6,074)
Dividends	21.1	—	—	—	(2,911)	(2,911)
Effects of early conversion of convertible subordinated notes		2	1,969	(1,971)	—	—
Share–based compensation	21.1	—	324	(324)	—	—
Own shares purchased under share repurchase program	21.1	(1)	(1,519)	531	—	(989)

Balance as of December 31, 2019		$4,172	141,925	1,534	28,705	176,336
Comprehensive income (loss), net		—	—	18,161	(32,562)	(14,401)
Restitution of retained earnings	21.1	—	(37,639)	—	37,639	—
Share–based compensation	21.1	—	—	563	—	563
Own shares purchased under share repurchase program	21.1	(5)	(986)	(903)	—	(1,894)

Balance as of December 31, 2020		$4,167	103,300	19,355	33,782	160,604
Comprehensive income (loss), net		—	—	4,936	15,184	20,120
Issuance of subordinated notes	21.3	—	—	19,786	—	19,786
Coupons paid on subordinated notes	21.3	—	—	(604)	—	(604)
Share–based compensation	21.1	—	—	1,553	—	1,553
Own shares purchased under share repurchase program	21.1	(3)	(1,892)	1,895	—	—

Balance as of December 31, 2021		$4,164	101,408	46,921	48,966	201,459

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., entity that started doing business in 1906, is a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. In addition, CEMEX, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these financial statements was authorized by CEMEX, S.A.B. de C.V.´s management on February 8, 2022. These financial statements will be submitted for approval to the Annual General Ordinary Shareholders’ Meeting of CEMEX, S.A.B. de C.V. on March 24, 2022.

2)	RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS

COVID-19 Pandemic

As of December 31, 2021, the outbreak of the Coronavirus SARS-CoV-2 and its strains that causes the disease known as COVID-19, declared as a pandemic by the World Health Organization on March 11, 2020 (the “COVID-19 Pandemic”), continued to affect CEMEX, S.A.B. de C.V.’s subsidiaries’ operations in various aspects. During the year ended December 31, 2021, in general, the restrictive and confinement measures to contain the spread of the pandemic that affected the construction industry in the countries where CEMEX, S.A.B. de C.V.’s subsidiaries operate were not so significant. Conversely, in 2020, mainly during the second quarter, the impact caused by the pandemic on CEMEX, S.A.B. de C.V.’s results was very significant, primarily attributable to the restrictive and confinement measures in effect from the middle of March 2020, much of the second quarter of 2020, and in some cases also during the third quarter of 2020. The recovery of the economic activity in general, and of the construction sector in particular, in most of the countries where CEMEX, S.A.B. de C.V.’ subsidiaries operate was very significant during the first half of 2021, however the recovery started to slow down during the third and fourth quarters of 2021. As of December 31, 2021, to a lesser degree than in 2020, CEMEX, S.A.B. de C.V. continues to be affected by the COVID-19 Pandemic, mainly by the closing of several corporate offices and certain production slowdowns or stoppages and disruptions in the delivery systems, as well as disruptions or delays in the supply chains.

From the beginning of the COVID-19 Pandemic and abiding by official dispositions in the countries in which CEMEX, S.A.B. de C.V. and its subsidiaries have implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. In this respect, for the years 2021 and 2020, since the start of the COVID-19 Pandemic, CEMEX, S.A.B. de C.V. has identified certain incremental costs and expenses associated with implementing and maintaining these measures of $78 and $602, respectively (note 7).

In Mexico, where CEMEX, S.A.B. de C.V. carries out substantially all businesses and operational activities, the lockdown measures took place from the third week of March until May 13, 2020, except for certain sectors and construction activities of public works designated as essential by the government during the COVID-19 Pandemic, significantly impacted the economic activity in general and CEMEX, S.A.B. de C.V.’s results. Beginning on May 14, 2020 the reopening of social, educational and economic activities was allowed. Therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government. As of December 31, 2021, no additional official decrees were issued requiring the construction industry in Mexico to halt all or part of its operations. During the year ended December 31, 2021, CEMEX, S.A.B. de C.V. revenues increased 34% compared to the previous year. This increase in revenues was generated considering certain general economic recovery during 2021.

The degree to which the COVID-19 Pandemic would affect again CEMEX, S.A.B. de C.V.’s liquidity, financial situation and results of operations will depend on the evolution of future developments that are highly uncertain, including among these, the duration and spread of the pandemic, its severity, the spread of even more infectious strains of the virus, the actions, in particular measures ordered by governments, to contain the virus or treat its impact and how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until more effective vaccination initiatives are put in place in more countries around the world and how willing of the world’s population to receive the vaccines. In the countries where the Company’s subsidiaries operate, vaccination against COVID-19 generally maintained a positive rhythm in 2021 due to the availability of vaccines, which has helped to contain the level of outbreaks and severity of infections. CEMEX, S.A.B. de C.V.’s management carries out proactive efforts with the authorities to facilitate to the extent possible the vaccination of its employees and their families to mitigate the potential risk in the operation that could be affected by future waves of contagion.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

COVID-19 Pandemic - Continued

During 2020, CEMEX, S.A.B. de C.V. dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, through obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX, S.A.B. de C.V. issued notes, negotiated new loans and borrowed from its committed lines of credit a total of US$3,478, of which, as of December 31, 2020 an aggregate of US$2,785 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2021 and 2020. During 2021, CEMEX, S.A.B. de C.V. significantly continued to improve its capital structure seeking to reach an investment grade from rating agencies using cash flows provided by operations and the sale of assets to pay down debt and through the issuance on June 8, 2021 of US$1,000 of its subordinated notes with no fixed maturity (note 21.3), proceeds that were applied fully to the repayment of debt. Furthermore, on October 29, 2021, CEMEX, S.A.B. de C.V. closed a new US$3,250 syndicated sustainability-linked credit agreement (the “2021 Credit Agreement”), under terms consistent with an investment grade capital structure, and used a portion of the proceeds to fully repay its previous 2017 Facilities Agreement, as amended several times (note 18.1). In addition, on December 23, 2021, CEMEX, S.A.B. de C.V. closed a new credit agreement for the Mexican peso equivalent of US$250 (the “2021 Pesos Credit Agreement”), under terms substantially similar to those of the 2021 Credit Agreement. CEMEX, S.A.B. de C.V. projects it will continue to generate sufficient cash flows from operations, which would enable CEMEX, S.A.B. de C.V. to meet its current obligations. Moreover, as of December 31, 2021, CEMEX, S.A.B. de C.V. had US$1,750 available on its committed revolving line of credit under the 2021 Credit Agreement (note 18.1).

Other measures that contributed to easing liquidity risks that were applied beginning on April 8, 2020 and that were maintained in 2021 are as follows: a) all non-critical capital expenditures or not associated with the management of the COVID-19 Pandemic were streamlined; b) operating expenses were also streamlined strictly according to CEMEX, S.A.B. de C.V. and its subsidiaries markets evolution and demand; c) CEMEX, S.A.B. de C.V. and its subsidiaries production was adjusted, to the extent permitted by quarantine measures, only to supply the volume of products required by the markets; and, d) all activities not related to managing basic operations were suspended.

Corporate reorganization

On August 1, 2021, CEMEX, S.A.B. de C.V., formalized a corporate reorganization of some operational activities in Mexico (“corporate reorganization”) pursuant to which CEMEX, S.A.B. de C.V. transferred certain activities related to the production of cement, ready-mix concrete, and aggregates to its subsidiaries CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. CEMEX, S.A.B. de C.V. in conjunction with its subsidiaries CEMEX Concretos, S.A. de C.V. and Proveedora Mexicana de Materiales, S.A. de C.V., continues to carry out activities related to the commercialization, promotion, and sale of cement and ready-mix concrete products to customers. In addition, on August 1, 2021, CEMEX Operaciones México, S.A. de C.V., entered into an agreement contract to supply CEMEX, S.A.B. de C.V. of the products, which it will commercialize following the corporate restructuring. CEMEX, S.A.B. de C.V., recognized assets and liabilities transfer at their book value as it is a transaction between common control entities. CEMEX, S.A.B. de C.V. accounted for any difference between the price and the book value in stockholders’ equity (note 14.1).

3)	SIGNIFICANT ACCOUNTING POLICIES

3.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Separate financial statements

The parent company-only financial statements of CEMEX, S.A.B. de C.V. presented herein constitute the separate financial statements of a parent company as defined by International Accounting Standard 27 - Separate Financial Statements (“IAS 27”). Separate Financial Statements reflect the Parent Company’s unconsolidated financial position, financial performance and cash flows as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Presentation currency and definition of terms

During the reported periods, the presentation currency of the financial statements was the Mexican peso. When reference is made to pesos or “$” it means Mexican pesos, except when specific reference is made to a different currency. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2021 and 2020, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rate of $20.50 and $19.89, respectively, and for statements of operations amounts, using the average exchange rates of $20.43, $21.58 and $19.35 pesos per dollar for 2021, 2020 and 2019, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Statements of operations

CEMEX, S.A.B. de C.V. includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX, S.A.B. de C.V.’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B. de C.V.’s main activities or which are of a non-recurring nature, including impairment losses of long-lived assets, non-recurring sales of emission allowances, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs.

Considering that it is an indicator of CEMEX, S.A.B. de C.V.’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under financing agreements, for purposes of note 18, CEMEX, S.A.B. de C.V. presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX, S.A.B. de C.V.’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX, S.A.B. de C.V.’s management for decision-making purposes.

Statements of cash flows

During 2021, except for the cash and cash equivalents received and disclosed in the statements of cash flows, the effects of the corporate reorganization as described in note 14.1, did not represent sources or uses of cash in the operating, investing or financing activities. In addition, the statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•	In 2021, 2020 and 2019, the increases in other financing obligations in connection with lease contracts negotiated during those years for $438, $515 and $576, respectively (note 18.2); and

•	In connection with the CPOs issued as part of the executive share-based compensation programs, the increases in equity of $324 in 2019 (note 21.1).

Investing activities:

•

In 2021, 2020 and 2019, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $438 (US$21), $723 (US$36) and $1,879 (US$99), respectively (note 16.2).

Newly issued IFRS adopted in the reported periods

Beginning January 1, 2021, CEMEX, S.A.B. de C.V. adopted prospectively standard amendments that did not result in any material impact on its results or financial position, and which are explained as follows:

Standard	Main topic
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, phases 1 and 2 - The Reform of the Reference Interest Rates

Beginning January 1, 2021, the amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief in several aspects, such as hedge accounting, when an IBOR rate is replacement by an alternative nearly risk-free rate (PFR) (note 18.5).

3.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets and uncertain tax positions, the measurement of financial instruments at fair value, the assets and liabilities related to employee benefits, legal proceedings and provisions regarding assets retirements obligations and environmental liabilities. Significant judgment is required by management to appropriately assess the amounts of these concepts.

3.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 3.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars and then to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statement of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 3.12) until the disposal of the net investment in the foreign subsidiary.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Foreign currency transactions - Continued

Considering its integrated activities, for purposes of functional currency, CEMEX, S.A.B. de C.V. is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the CEMEX, S.A.B. de C.V.’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for statement of operations accounts for the primary functional currencies to the Mexican peso as of December 31, 2021, 2020 and 2019, were as follows:

	2021		2020		2019
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	20.50	20.43	19.89	21.58	18.92	19.35
Euros	0.8789	0.8467	24.3065	24.6985	21.2179	21.6417
British Pound Sterling	0.7395	0.7262	27.1981	27.8121	25.0596	24.7084

3.4)	CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the statement of operations as part of “Financial income and other items, net.”

To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B. de C.V.’s obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B. de C.V. has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate.

3.5)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows, and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 3.4 and 9).

•

Trade receivables, other current accounts receivable and other current assets (notes 10, 11 and 13). Due to their short-term nature, CEMEX, S.A.B. de C.V. initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest and continued involvement in the trade receivables sold is maintained in the case of failure to collect, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 18.2).

•

Investments and non-current accounts receivable (note 15). Subsequent changes in effects from amortized cost are recognized in statement of operations as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (notes 3.12 and 15). CEMEX, S.A.B. de C.V. does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the statement of operations as part of “Financial income and other items, net,” (notes 7.2 and 15).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 18.1 and 18.2). Interest accrued on financial instruments is recognized within “Other current liabilities” against financial expense. During the reported periods, CEMEX, S.A.B. de C.V. did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Classification and measurement of financial instruments - Continued

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the statement of operations within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (notes 8.2 and 18.4).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the statement of operations as incurred.

Leases (notes 3.8, 16 and 18.2)

At the inception of a contract, CEMEX, S.A.B. de C.V. assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX, S.A.B. de C.V. uses the definition of a lease in IFRS 16 to assess whether a contract conveys the right to control the use of an identified asset.

Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX, S.A.B. de C.V.’s incremental borrowing rate. CEMEX, S.A.B. de C.V. determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

CEMEX, S.A.B. de C.V. does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Financial expense” line item in the statement of operations.

At commencement date or upon modification of a contract that contains a lease component, CEMEX, S.A.B. de C.V. allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX, S.A.B. de C.V. applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the statement of operations over the lease term. CEMEX, S.A.B. de C.V. defined the lease contracts related to office and computer equipment as low-value assets.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Parent Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero.

Financial instruments with components of both liabilities and equity (note 18.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 18.2). When the transaction is denominated in a currency other than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value through the statement of operations.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Hedging instruments (note 18.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 18.4). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction, and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation gains and losses within other equity reserves (note 3.5), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B. de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B. de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX, S.A.B. de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests

Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. did not have written put options.

Fair value measurements (note 18.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B. de C.V. can access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX, S.A.B. de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B. de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operating EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

3.6)	INVENTORIES (note 12)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B. de C.V. analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

In connection with the corporate reorganization (notes 2 and 14.1), commencing August 2021, CEMEX, S.A.B. de C.V., purchases its merchandise in a form of ready for sale. In connection with purchasing merchandise ready to be sold, CEMEX, S.A.B. de C.V., acquires such merchandise mainly with related parties (note 19). CEMEX, S.A.B. de C.V. reports its inventories at the acquisition cost.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

3.7)	EQUITY ACCOUNTED INVESTEES (note 14.2)

Investments in controlled entities and in entities over which CEMEX, S.A.B. de C.V. exercises significant influence, which are not classified as available for sale, are measured using the equity method.

3.8)	PROPERTY, MACHINERY AND EQUIPMENT AND RIGHT OF USE (note 16)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property, machinery and equipment is recognized as part of cost and operating expenses (notes 5 and 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2021, the average useful lives by category of property, machinery and equipment, which are reviewed at each reporting date and adjusted if appropriate, were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10
Office equipment and other assets	5

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX, S.A.B. de C.V. by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX, S.A.B. de C.V. will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, machinery and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

CEMEX, S.A.B. de C.V. capitalizes, as part of the related cost of property, machinery and equipment, interest expense from existing debt during the construction or installation period of significant property, machinery and equipment, considering CEMEX, S.A.B. de C.V.’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other non-current accounts receivable.

3.9)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16)

Property, machinery and equipment, assets for the right-of-use and other investments

These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX, S.A.B. de C.V.’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the statement of operations for the period within “Other income (expenses), net” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

When impairment indicators exist, for each intangible asset, CEMEX, S.A.B. de C.V. determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX, S.A.B. de C.V. considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX, S.A.B. de C.V. validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. initially determines its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other income (expenses), net”, if the recoverable amount is lower than the net book value of the investment.

3.10)	PROVISIONS (note 17)

CEMEX, S.A.B. de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Parent Company. As of December 31, 2021 and 2020, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B. de C.V.’s other current and non-current liabilities and provisions are detailed in note 23.

Considering guidance under IFRS, CEMEX, S.A.B. de C.V. recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (notes 22 and 23)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. CEMEX, S.A.B. de C.V. recognizes contingent revenues, income or assets only when their realization is virtually certain.

3.11)	INCOME TAXES (note 20)

The effects reflected in the statement of operations for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable, reflecting uncertainty in income tax treatments, if any. Deferred income taxes represent the addition of the amounts determined by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B. de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B. de C.V. would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B. de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B. de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX, S.A.B. de C.V. analyzes its actual results versus the Parent Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B. de C.V.’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX, S.A.B. de C.V.’s statement of operations for such period.

Based on IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position probability is considered individually, regardless of its relationship to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX, S.A.B. de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the statements of operations.

The effective income tax rate is determined dividing the line item “Income tax” by the line item “Net income before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 20).

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

3.12)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves and subordinated notes (note 21.3)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners.

Beginning in June 2021, this line item includes the balance of subordinated notes with no fixed maturity issued by CEMEX, S.A.B. de C.V. Considering that CEMEX, S.A.B. de C.V.’s subordinated notes have no fixed maturity date, there is no contractual obligation for CEMEX, S.A.B. de C.V. to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX, S.A.B. de C.V. and specific redemption events are fully under CEMEX, S.A.B. de C.V.’s control, under applicable IFRS, these subordinated notes issued by CEMEX, S.A.B. de C.V. qualify as equity instruments and are classified within controlling interest stockholders’ equity.

The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.5);

•	Changes in fair value of other investments in strategic securities (note 3.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•	The balance of subordinated notes with no fixed maturity and any interest accrued thereof; and

•	The cancellation of CEMEX, S.A.B. de C.V.’s shares held by consolidated entities.

Retained earnings (note 21.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

3.13)	REVENUE RECOGNITION (note 4)

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX, S.A.B. de C.V. applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

3.14)	COST OF SALES AND OPERATING EXPENSES (notes 5 and 6)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B. de C.V.’s ready-mix concrete business. Commencing August 2021, in connection with the corporate reorganization (notes 2 and 14.1), CEMEX, S.A.B. de C.V.’ cost of sales represents the acquisition cost of the products of the merchandising for CEMEX, S.A.B. de C.V. during the period.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Parent Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

3.15)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B. de C.V. sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX, S.A.B. de C.V. operates. As of and for the years ended December 31, 2021, 2020 and 2019, no single customer individually accounted for a significant portion of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

3.16)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis by the Parent Company’s management and expected to be adopted on their specific effective dates. The Parent Company’s management has preliminarily determined that these amendments and new IFRS, summarized as follows, will have no significant effect on the Parent Company’s financial position or operating results:

Standard	Main topic	Effective date
Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts—Cost of Fulfilling a Contract

Clarifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use

Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

January 1, 2022

Annual improvements to IFRS (2018-2020 cycle): IFRS 9, Financial Instruments – Fees in the ‘10 per cent’ Test for Derecognition of Financial Liabilities

The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

January 1, 2022

Amendments to IAS 1, Presentation of Financial Statements– Classification of Liabilities as Current or Non-current	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023

Amendments to IAS 8 – Definition of Accounting Estimates

The amendment makes a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

January 1, 2023

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The amendment requires entities to disclose their material accounting policies rather than their significant accounting policies. To support this amendment the Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2 Making Materiality Judgements to accounting policy disclosures.

January 1, 2023

Amendments to IAS 12, Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction	The amendment clarifies that companies should account for deferred tax assets and liabilities on transactions such as leases and decommissioning obligations. CEMEX has always applied these criteria.	January 1, 2023

IFRS 17, Insurance contracts

The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.

January 1, 2023

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

4)	REVENUES

CEMEX, S.A.B. de C.V.’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services, including urbanization solutions. CEMEX, S.A.B. de C.V. grants credit for terms ranging from 15 to 90 days depending on the type and risk profile of each customer. For the years ended December 31, 2021, 2020 and 2019, revenues are as follows:

	2021	2020	2019
From the sale of goods related to principal activities	$71,341	58,572	54,498
From the sale of other goods and services (notes 2 and 14.1)	6,385	266	758

	$77,726	58,838	55,256

In addition to revenues from sales, distribution and services related to the construction, the revenues from CEMEX, S.A.B. de C.V. activities as of December 31, 2021, 2020 and 2019, consisted of the following:

	2021	2020	2019
Rental income [1]	$1,429	61	103
License fees and administrative services	834	711	728

	$2,263	772	831

1	For the year ended December 31, 2021, includes $1,118 in relation to operating leases related to the corporate reorganization (notes 2, 14.1 and 16.2).

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price being allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the statement of operations during the period in which the incentive is exercised by the customer or until it expires.

For the years ended December 31, 2021, 2020 and 2019 changes in the balance of contract liabilities with customers are as follows:

	2021	2020	2019
Opening balance of contract liabilities with customers	$359	292	266
Increase during the period for new transactions	1,121	918	459
Decrease during the period for exercise or expiration of incentives	(1,116)	(851)	(433)

Closing balance of contract liabilities with customers	$364	359	292

For the years 2021, 2020 and 2019, CEMEX, S.A.B. de C.V. did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, Revenues from contracts with customers.

5)	COST OF SALES

The detail of CEMEX, S.A.B. de C.V.’s cost of sales by nature for the years 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Raw materials and goods for sale (notes 2 and 14.1)	$46,876	20,595	19,652
Payroll	2,252	2,311	2,169
Electricity, fuels and other services (notes 2 and 14.1)	2,821	5,224	5,029
Maintenance, repairs and supplies (notes 2 and 14.1)	1,609	2,293	2,270
Transportation costs	830	919	1,009
Depreciation and amortization	206	2,065	3,273
Changes in inventory	(6,944)	(10,446)	(11,234)
Other production costs	4,230	5,140	3,886

	$51,880	28,101	26,054

CEMEX, S.A.B. de C.V., commencing August 1, 2021, is dedicated to marketing, selling, and distributing cement and ready-mix concrete. The cost of sales recognized until that date before the reorganization was $19,552 (notes 2 and 14.1).

6)	OPERATING EXPENSES

CEMEX, S.A.B. de C.V.’s operating expenses during 2021, 2020 and 2019 by function were as follows:

	2021	2020	2019
Administrative expenses (notes 2 and 14.1)	$3,134	8,397	10,277
Selling expenses	1,726	1,747	1,896

Total administrative and selling expenses	4,860	10,144	12,173
Distribution and logistics expenses	8,997	8,880	8,187

Total operating expenses	$13,857	19,024	20,360

The decrease in operating expenses in 2021 compared to 2020, is mainly due to the corporate reorganization mentioned in notes 2 and 14.1.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Operating expenses – Continued

CEMEX, S.A.B. de C.V.’s operating expenses during 2021, 2020 and 2019 by nature are as follows:

	2021	2020	2019
Transportation costs	$3,747	9,449	9,062
Payroll	2,785	1,983	1,967
Depreciation and amortization	76	332	813
Maintenance, repairs and supplies	318	140	82
Professional legal, accounting and miscellaneous consulting services	5,677	5,351	4,915
Public services and office supplies	114	114	102
Insurances and sureties	88	79	389
Expected credit losses on trade accounts receivable	3	143	20
Rental expenses	730	184	1,241
Other operating expenses	319	1,249	1,769

	$13,857	19,024	20,360

7)	OTHER INCOME (EXPENSES), NET

The detail of the line item “Other income (expenses), net” in 2021, 2020 and 2019 was as follows:

	2021	2020	2019
Results from the sale of emission allowances	$4,210	—	—
Results from the sale of assets	50	(6)	100
Incremental costs and expenses related to the COVID-19 Pandemic (note 2)	(78)	(602)	—
Miscellaneous fees and others	105	(106)	(1,053)

	$4,287	(714)	(953)

During the year ended December 31, 2021, CEMEX, S.A.B. de C.V. received a revenue of $12,508, from the sale of emission rights, resulting in an income recognized in other income (expense), net, of $4,210. These rights represent certificates issued by the member states of the European Union, which grant the holder a right to emit a controlled amount of carbon dioxide during a specific period. CEMEX, S.A.B. de C.V. recognizes these certificates at their acquisition cost. For the year ended as of December 31, 2021, CEMEX, S.A.B. de C.V., purchased emissions allowances to its related parties in Europe, mainly from its subsidiary CEMEX Spain.

8)	FINANCIAL ITEMS

8.1)	FINANCIAL EXPENSE

Financial expense in 2021, 2020 and 2019 includes $1,484, $1,123 and $980 of interest expense from financial obligations related to lease contracts (notes 16.2 and 18.2).

8.2)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2021, 2020 and 2019, the detail of “Financial income and other items, net” was as follows:

	2021	2020	2019
Financial income	$5,188	4,121	2,946
Results from financial instruments, net (notes 15 and 18.4)	(104)	(355)	225

	$5,084	3,766	3,171

9)	CASH AND CASH EQUIVALENTS

As of December 31, 2021 and 2020, cash and cash equivalents include cash and bank accounts of $4,556 and $5,809, respectively.

10)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2021 and 2020, trade accounts receivable, net consisted of:

	2021	2020
Trade accounts receivable	$3,927	4,621
Allowances for expected credit losses	(255)	(432)

	$3,672	4,189

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Trade accounts receivable – Continued

As of December 31, 2021 and 2020, trade accounts receivable include receivables of $2,023 (US$99) and $2,216 (US$111), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, in which CEMEX, S.A.B. de C.V., effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V., retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the amounts funded to CEMEX, S.A.B. de C.V., of $1,782 in 2021 and 2020, were recognized within the line item “Other financial obligations”. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $123 (US$6) in 2021, $133 (US$7) in 2020 and $181 (US$10) in 2019. CEMEX, S.A.B. de C.V.’s securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful are determined and recognized upon origination of the trade accounts receivable based on an expected credit loss (“ECL”). For the years ended as of December 31, 2021, 2020 and 2019, the expense related to the allowances on accounts receivable was $3, $143 and $20, respectively, which was recognized as part of operating expense.

Under this ECL model, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable.

Changes for the expected credit losses in 2021, 2020 and 2019, were as follows:

	2021	2020	2019
Allowances for expected credit losses at beginning of period	$432	319	334
Charged to selling expenses	3	143	20
Deductions	(180)	(30)	(35)

Allowances for expected credit losses at end of period	$255	432	319

As of December 31, 2021 and 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable because of the negative economic effects associated with the COVID-19 Pandemic, CEMEX, S.A.B. de C.V. maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, CEMEX, S.A.B. de C.V. considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2021 and 2020, the caption other accounts receivable, included the following:

	2021	2020
Other refundable taxes	$114	526
Derivative financial instruments (note 18.4)	775	137
Non-trade accounts receivable [1]	571	484

	$1,460	1,147

[1]	Non-trade accounts receivable are mainly attributable to the sale of assets.

12)	INVENTORIES

As of December 31, 2021 and 2020, the balances of inventories was summarized as follows:

	2021	2020
Finished goods	$563	851
Materials and spare parts	62	1,274
Raw materials	—	568
Work-in-process	—	667
Inventory in transit	142	414

	$767	3,774

For the years ended December 31, 2021 and 2020, CEMEX, S.A.B. de C.V., recognized in the statement of operations, inventory obsolescence of $9 and $37, respectively. In addition, the decrease in inventories for the year ended December 31, 2021, is mainly due to the corporate reorganization (notes 2 and 14.1).

13)	OTHER CURRENT ASSETS

As of December 31, 2021 and 2020, other current assets consisted of:

	2021	2020
Advance payments	$226	199
Investment available for sale	204	177

	$430	376

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

14)	CORPORATE REORGANIZATION AND EQUITY ACCOUNTED INVESTEES

14.1)	CORPORATE REORGANIZATION

As mentioned in note 2, as of August 1, 2021, CEMEX, S.A.B. de C.V., transferred certain activities related to the production of cement, ready-mix concrete, and aggregates to its subsidiaries CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. In addition, during 2021, CEMEX, S.A.B. de C.V. entered into various transactions with CEMEX Operaciones México, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. consisting in the sale of inventories, fixed assets, leases, and subleases.

As mentioned in note 2, CEMEX, S.A.B. de C.V., recognized assets and liabilities transfers at their book value. CEMEX, S.A.B. de C.V. accounted for any of such differences in stockholders’ equity. The most significant effects in the financial statements of CEMEX, S.A.B. de C.V. for the year ended December 31, 2021, are as follows:

2021
Sale of inventories (note 12)	$3,521
Sale of property, machinery and equipment, net (note 16)	59
Leasing account receivables (note 19)	1,743
Other liabilities and employee benefits transferred (note 17)	273

14.2)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2021 and 2020 equity accounted investees, considering prospectively effects from the corporate reorganization described in note 14.1, include the following:

	Activity	Country	%	2021	2020
CEMEX Trademarks Holding Ltd.	Holding	Switzerland	99.6	$83,220	97,171
CEMEX Operaciones México, S.A. de C.V.	Administrative services	Mexico	99.9	253,256	229,556
CAMCEM, S.A. de C.V.	Cement	Mexico	40.1	5,342	4,859
Other companies	—	—	—	20,607	18,912

				$362,425	350,498

Out of which:
Book value				$468,051	467,789
Changes in stockholders’ equity				$(105,626)	(117,291)

On December 17, 2021, CEMEX, S.A.B. de C.V. acquired through its subsidiary Transenergy, Inc. 20% of its investment in Terminales Portuarias del Pacífico S.A.P.I. de C.V. for an amount of $168 (US$8). In addition, on December 10, 2021, CEMEX, S.A.B. de C.V. acquired 99.99% of the capital stock of Broquers Ambiental, S.A. de C.V. for $195 ($9).

On January 13, 2020, CEMEX Internacional, S.A. de C.V., one of CEMEX, S.A.B. de C.V.’s subsidiaries, decreed to grant dividends to its shareholders for an amount of $2,670 to be distributed among the 187.25 million shares, corresponding to a dividend of $14.25901 pesos per share. CEMEX, S.A.B. de C.V. owns 99.99% of the shares of CEMEX Internacional, S.A. de C.V. In addition, CEMEX, S.A.B. de C.V. received on December 21, 2020, a dividend of $6,494 from its subsidiary CEMEX Operaciones México, S.A. de C.V.

The combined condensed financial information presented below, refers only to CAMCEM and other minor equity accounted investees in which CEMEX, S.A.B. de C.V., possess significant influence.

Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s equity accounted investees as of December 31, 2021 and 2020 is set forth below:

	2021	2020
Current assets	$21,603	16,743
Non-current assets	28,246	26,108

Total assets	49,849	42,851

Current liabilities	7,829	5,936
Non-current liabilities	13,440	13,349

Total liabilities	21,269	19,285

Total net assets	$28,580	23,566

Combined selected information of the statement of operations of CEMEX, S.A.B. de C.V.’s equity accounted investees in 2021, 2020 and 2019 is set forth below:

	2021	2020	2019
Sales	$19,972	20,297	16,900
Operating earnings	4,591	4,537	3,091
Income before income tax	2,548	2,077	1,488
Net income	1,448	1,401	1,004

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

15)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2021 and 2020, other investments and non-current accounts receivable included the following:

	2021	2020
Investments at fair value with changes recognized through the statement of operations	$132	43
Non-current portion of valuation of derivative financial instruments (note 18.4)	495	65
Investments in strategic equity securities	230	371
Extraction rights	109	109
Other non-current investments [1]	424	1,767

	$1,390	2,355

[1]

For the year 2020, this line item refers primarily to investments in Emission Allowances (“EUAs”). This investment was recognized at acquisition cost. CEMEX, S.A.B. de C.V. as of December 31, 2021 has sold such investment in EUAs (note 7).

16)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2021 and 2020, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

	2021	2020
Property, machinery and equipment, net	$48,644	46,271
Assets for the right-of-use, net	1,020	3,860

	$49,664	50,131

16.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2021 and 2020, the property, machinery and equipment, net balances and changes for the period for such caption, are as following:

	2021
	Land and quarries	Building	Machinery and equipment	Investments in progress	Total
Cost at beginning of period	$14,785	8,070	34,261	9,537	66,653
Accumulated depreciation	(1,050)	(2,756)	(16,576)	—	(20,382)

Net book value at beginning of period	13,735	5,314	17,685	9,537	46,271
Capital expenditures	39	160	1,574	3,031	4,804
Disposals [1]	(200)	(6)	(307)	(1,762)	(2,275)
Depreciation and depletion for the period	(143)	(324)	(1,554)	—	(2,021)
Foreign currency translation effects	1,492	373	—	—	1,865

Cost at end of period	16,116	8,597	35,528	10,806	71,047
Accumulated depreciation	(1,193)	(3,080)	(18,130)	—	(22,403)

Net book value at end of period	$14,923	5,517	17,398	10,806	48,644

1	In connection with the disposals, during 2021, CEMEX, S.A.B. de C.V. sold some assets to related parties for an amount of $59 related to the corporate reorganization (notes 2 and 14.1).

	2020
	Land and quarries	Building	Machinery and equipment	Investments in progress	Total
Cost at beginning of period	$14,808	7,995	33,898	8,011	64,712
Accumulated depreciation	(920)	(2,443)	(15,028)	—	(18,391)

Net book value at beginning of period	13,888	5,552	18,870	8,011	46,321
Capital expenditures	60	97	1,087	2,444	3,688
Disposals	—	(1)	(724)	(918)	(1,643)
Depreciation and depletion for the period	(130)	(313)	(1,548)	—	(1,991)
Foreign currency translation effects	(83)	(21)	—	—	(104)

Cost at end of period	14,785	8,070	34,261	9,537	66,653
Accumulated depreciation	(1,050)	(2,756)	(16,576)	—	(20,382)

Net book value at end of period	$13,735	5,314	17,685	9,537	46,271

In connection with the corporate reorganization described in notes 2 and 14.1, CEMEX, S.A.B. de C.V. leased some of its property, machinery, and equipment to CEMEX Operaciones México, S.A. de C.V., and CEMEX Concretos, S.A. de C.V. to achieve the transfer of the production processes. According to IFRS 16, these leases qualify as an operating lease from the lessor’s accounting. CEMEX, S.A.B. de C.V., remains its assets on the balance sheet as an owned asset and recognizes depreciation expense over the asset’s useful life. From August 1, 2021, to December 31, 2021, CEMEX, S.A.B. de C.V., recognized revenues for these leases for $1,118.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

16.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2021 and 2020, consolidated assets for the right-of-use, net and the changes in this caption, were as follows:

	2021
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$623	1,734	4,868	63	7,288
Accumulated depreciation and depletion	(31)	(870)	(2,514)	(13)	(3,428)

Net book value at beginning of period	592	864	2,354	50	3,860
Additions	67	18	285	68	438
Cancellations and remeasurements	(566)	(1,471)	(134)	—	(2,171)
Cancellations due to corporate reorganization (notes 2 and 14.1)	—	—	(2,846)	—	(2,846)
Depreciation and depletion for the period	16	728	1,054	(59)	1,739

Assets for the right-of-use at end of period	124	281	2,173	131	2,709
Accumulated depreciation and depletion	(15)	(142)	(1,460)	(72)	(1,689)

Net book value at end of period	$109	139	713	59	1,020

	2020
	Land and quarries	Buildings	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$617	1,682	4,765	—	7,064
Accumulated depreciation and depletion	(27)	(766)	(2,229)	—	(3,022)

Net book value at beginning of period	590	916	2,536	—	4,042
Additions	12	92	556	63	723
Cancellations and remeasurements	(6)	(40)	(453)	—	(499)
Depreciation and depletion for the period	(4)	(104)	(285)	(13)	(406)

Assets for the right-of-use at end of period	623	1,734	4,868	63	7,288
Accumulated depreciation and depletion	(31)	(870)	(2,514)	(13)	(3,428)

Net book value at end of period	$592	864	2,354	50	3,860

For the year ended December 31, 2021 and 2020, the combined rental expense related with short-term leases, low-value leases and variable lease payments were $32 and $26, respectively, and were recognized in cost of sales and operating expenses, as correspond.

Continuing with the corporate reorganization in 2021, CEMEX, S.A.B. de C.V., subleased some of the right-of-use contracts to CEMEX Operaciones México, S.A. de C.V., and CEMEX Concretos, S.A. de C.V. On August 1, CEMEX, S.A.B. de C.V. transferred the risk and rewards associated with the right-of-use contract to its mentioned subsidiaries for the entire term of the original lease contract. CEMEX, S.A.B. de C.V. derecognized $2,846 of right-of-use and recognized an account receivable for an amount of $1,578 with related parties (note 19.2).

17)	OTHER CURRENT LIABILITIES

As of December 31, 2021 and 2020, other current liabilities are shown below:

	2021	2020
Interest payable	$1,719	1,569
Advances from customers	2,256	1,687
Taxes payable	1,055	592
Provisions [1]	1,627	1,297
Accounts payable and accrued expenses	332	874
Contract liabilities with customers (note 4)	365	359

	$7,354	6,378

[1]	The caption refers primarily to insurance and fees.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

18)	FINANCIAL INSTRUMENTS

18.1)	CURRENT AND NON-CURRENT DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2021 and 2020, by interest rates and currencies were as follows:

	2021			2020
	Current	Non-current	Total [1]	Current	Non-current	Total [1]
Floating rate debt	$—	15,117	15,117	1,196	46,199	47,395
Fixed rate debt	—	126,475	126,475	—	125,838	125,838

	$—	141,592	141,592	1,196	172,037	173,233

Effective rate 2
Floating rate	—	2.3%		2.5%	4.1%
Fixed rate	—	4.8%		—	5.6%

Current and non-current debt - Continued

	2021				2020
Currency	Current	Non-current	Total	Effective rate 2	Current	Non-current	Total	Effective rate 2
Dollars	$—	127,097	127,097	4.4%	—	117,514	117,514	5.8%
Euros	—	9,298	9,298	3.1%	105	41,339	41,444	2.7%
Pounds	—	—	—	—	1,091	6,538	7,629	2.5%
Mexican peso	—	5,197	5,197	7.2%	—	6,646	6,646	6.8%

	$—	141,592	141,592		1,196	172,037	173,233

1

As of December 31, 2021 and 2020, cumulative discounts, fees and other direct costs incurred in CEMEX, S.A.B. de C.V.’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for US$53 ($1,094) and US$65 ($1,286), respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

2	In 2021and 2020, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

2021	Current	Non-current	2020	Current	Non-current
Bank loans			Bank loans
Syndicated loans, 2023 to 2026	$—	35,431	Syndicated loans, 2021 to 2025	$—	47,395

	—	35,431		—	47,395

Notes payable			Notes payable
Medium-term notes, 2023 to 2031	—	106,161	Medium-term notes, 2024 to 2030	—	125,838

	—	106,161		—	125,838

Total bank loans and notes payable	—	141,592	Total bank loans and notes payable	—	173,233
Current maturities	—	—	Current maturities	1,196	(1,196)

	$—	141,592		$1,196	172,037

As of December 31, 2021, bank loans included a balance of US$1,500 outstanding under CEMEX, S.A.B. de C.V.’s 2021 Credit Agreement signed on October 29, 2021 and a balance of US$255 outstanding under the 2021 Pesos Credit Agreement. In addition, as of December 31, 2020, CEMEX, S.A.B. de C.V.’s bank loans included US$2,420 of balance outstanding under the previous CEMEX’s facilities agreement entered on July 19, 2017, as amended and restated several times as described below (the “2017 Facilities Agreement”).

Changes in debt for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Debt at beginning of year	$173,233	148,384	145,220
Proceeds from new debt instruments	84,333	138,921	61,649
Debt repayments	(119,222)	(119,600)	(52,061)
Foreign currency translation effects	3,248	5,528	(6,424)

Debt at end of year	$141,592	173,233	148,384

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Current and non-current debt - Continued

As of December 31, 2021 and 2020, non-current notes payable for $106,161 and $125,838, respectively, are detailed as follows:

								Balances as of December 31,
Description[1,2]	Date of issuance	Currency	Principal amount	Rate	Maturity date	Redeemed amount 2 US$	Outstanding amount 2 US$	2021	2020
July 2031 Notes [3]	12/Jan/31	Dollar	1,750	3.88%	11/Jul/31	—	1,750	$35,688	—
September 2030 Notes	17/Sep/20	Dollar	1,000	5.20%	17/Sep/30	—	1,000	20,396	19,783
November 2029 Notes	19/Nov/19	Dollar	1,000	5.45%	19/Nov/29	—	1,000	20,379	19,756
June 2027 Notes	05/Jun/20	Dollar	1,000	7.375%	05/Jun/27	—	1,000	20,400	19,768
April 2026 Notes [3]	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	(1,000)	—	—	19,832
March 2026 Notes	19/Mar/19	Euro	400	3.125%	19/Mar/26	—	455	9,298	9,683
January 2025 Notes [3]	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(1,100)	—	—	21,261
December 2024 Notes	05/Dec/17	Euro	650	2.75%	05/Dec/24	(650)	—	—	15,755

								$106,161	125,838

1

As of December 31, 2021, after closing the 2021 Credit Agreement, all notes issued are fully and unconditionally guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

2	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B. de C.V.’s subsidiaries. As of December 31, 2021 there are not repurchased notes held by subsidiaries outstanding.
3	CEMEX, S.A.B. de C.V. used the proceeds from the July 2031 Notes to redeem in full the April 2026 Notes and partially the January 2025 Notes.

Non-current debt maturities as of December 31, 2021, were as follows:

2021
2024	$7,086
2025	14,172
2026	23,471
2027 and thereafter	96,863

$141,592

As of December 31, 2021, CEMEX, S.A.B. de C.V. had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2021 Credit Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

Millions of U.S. dollars	Lines of credit		Available
Other lines of credit from banks [1]	US$	540	339
Revolving credit facility 2021 Facilities Agreement		1,750	1,750

	US$	2,290	2,089

1	Uncommitted amounts subject to the banks’ availability.

During 2021, 2020 and 2019, as a result of the debt transactions incurred, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, CEMEX, S.A.B. de C.V. paid issuance costs as well as premiums and/or redemption costs for US$138 ($2,829), US$72 ($1,439) and US$60 ($1,135), respectively, of which US$37 ($759) in 2021, US$38 ($759) in 2020 and US$24 ($464) in 2019, are associated with the extinguished portion of the exchanged or repurchased debt and were recognized in the statement of operations in each year within “Financial expense”. In addition, US$27 ($544) in 2020, US$1 ($29) in 2020 and US$1 ($19) in 2019, were pending for amortization and were recognized in the statement of operations of each year as part of “Financial expense”.

2021 Credit Agreement

On October 29, 2021, CEMEX, S.A.B. de C.V. closed a new US$3,250 syndicated sustainability-linked credit agreement, which proceeds were mainly used to fully repay its previous 2017 Facilities Agreement. The 2021 Credit Agreement consists of a US$1,500 five-year amortizing term loan and a US$1,750 five-year committed Revolving Credit Facility. The committed Revolving Credit Facility under CEMEX, S.A.B. de C.V.’s new 2021 Credit Agreement is US$600 million larger than the one under the previous 2017 Facilities Agreement, resulting in a stronger liquidity position which is favorable for CEMEX, S.A.B. de C.V. from a risk and credit rating perspective.

Moreover, on December 23, 2021, CEMEX closed the 2021 Pesos Credit Agreement, under terms substantially similar to those of the 2021 Credit Agreement. The 2021 Pesos Credit Agreement has the same guarantor structure as the 2021 Credit Agreement.

The 2021 Credit Agreement is exclusively Dollar denominated and includes an interest rate margin grid over LIBOR that is about 25 basis points lower on average than that of the 2017 Facilities Agreement. All tranches under the 2021 Credit Agreement include a margin over LIBOR from 100 bps to 175 bps, depending on the ratio of debt to Operating EBITDA (“Consolidated Leverage Ratio”) ranging from less than 2.25 times in the lower end to greater than 3.25 times in the higher end. The 2021 Credit Agreement includes the Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR rates.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

2021 Credit Agreement - Continued

The London Inter-Bank Offered Rate (“LIBOR”) and the Euro Inter-Bank Offered Rate (“EURIBOR”) represent variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. The Tasa de Interés Interbancaria de Equilibrio (“TIIE”) is the variable rate used for debt denominated in Mexican Pesos. As of December 31, 2021 and 2020, 3-Month LIBOR rate was 0.21% and 0.24%, respectively, meanwhile 3-Month EURIBOR rate was -0.57% and -0.545%, respectively. As of December 31, 2021, 28-day TIIE rate was 5.72%. The contraction “bps” means basis points. One hundred basis points equal 1%. See note 18.5 for developments on the undergoing interest rate benchmark reform.

Furthermore, the 2021 Credit Agreement is the first debt instrument issued by CEMEX, S.A.B. de C.V. under the Sustainability-linked Financing Framework (the “Framework”), which is aligned to CEMEX, S.A.B. de C.V.’s strategy of CO2 emissions reduction and its ultimate vision of a carbon-neutral economy (note 3.4). The annual performance in respect to the three metrics referenced in the Framework may result in a total adjustment of the interest rate margin of plus or minus 5 basis points, in line with other sustainability-linked loans from investment grade rated borrowers.

Additionally, the 2021 Credit Agreement has a simpler guarantor structure, replicated in all senior notes of CEMEX, S.A.B. de C.V., than that of the previous 2017 Facilities Agreement. The balance of debt under the 2021 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., is guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and CEMEX Corp.

Under the 2021 Credit Agreement, as compared to the 2017 Facilities Agreement, CEMEX, S.A.B. de C.V. has no limits or permitted baskets to incur capital expenditures, acquisitions, dividends, share buybacks and sale of assets, among others, as long as certain limited circumstances, such as non-compliance with financial covenants or specific fundamental changes, would not arise therefrom.

As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. was in compliance with the limitations, restrictions and financial covenants contained in the 2021 Credit Agreement, in the 2021 Pesos Credit Agreement and in the 2017 Facilities Agreement, as applicable. CEMEX, S.A.B. de C.V. cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX, S.A.B. de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

2017 Facilities Agreement

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to US$4,050 at the origination date. The proceeds were used to repay the US$3,680 then outstanding under the former facilities agreements and other debt repayments. After the amendments to the 2017 Facilities Agreement that became effective on October 13, 2020, debt outstanding would amortize between July 2021 and July 2025, except for the commitments under the revolving credit which would mature in July 2023. All tranches under the 2017 Facilities Agreement included a margin of LIBOR or EURIBOR from 125 bps to 475 bps, and TIIE from 100 bps to 425 bps, depending on the Consolidated Leverage Ratio ranging from less than 2.50 times in the lower end to greater than 6.00 times in the higher end.

In the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX, S.A.B. de C.V. negotiated new modifications to the financial covenants and the inclusion of sustainability-linked metrics, as well as the Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR. Moreover, as part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX, S.A.B. de C.V. negotiated modifications to the financial covenants considering the adverse effects arising during the COVID-19 Pandemic (note 2) in exchange of a one-time fee of US$14 (35 bps), and agreed to certain temporary restrictions with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as the suspension of share repurchases whenever and for as long as CEMEX, S.A.B. de C.V. failed to report a consolidated leverage ratio of 4.50 times or less.

Until October 29, 2021, debt under the 2017 Facilities Agreement was guaranteed by CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, debt under this agreement (together with all other senior debt) was also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. At this respect, on October 6, 2021, after compliance with all relevant conditions of the 2017 Facilities Agreement and the then-in effect intercreditor agreement governing the rights of certain of CEMEX, S.A.B. de C.V.’s creditors, the liens on the Collateral were released.

During 2021 until October 29 and the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX, S.A.B. de C.V. was required to: a) not exceed an aggregate amount for capital expenditures of US$1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of US$500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of US$400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

Financial Covenants

Under the 2021 Credit Agreement, at the end of each quarter for each period of four consecutive quarters, CEMEX, S.A.B. de C.V. must comply with a maximum Consolidated Leverage Ratio of 3.75 times throughout the life of the Credit Agreement, and a minimum ratio of Operating EBITDA to interest expense (“Consolidated Coverage Ratio”) of 2.75 times. These financial ratios are calculated using the consolidated amounts under IFRS.

Under the 2017 Facilities Agreement, CEMEX, S.A.B. de C.V. had to comply with a Consolidated Coverage Ratio equal or greater than 1.75 times as of December 31, 2020 and March 31, 2021; and equal or greater than 2.25 times as of June 30, 2021 and September 30, 2021.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Financial Covenants - Continued

Moreover, under the 2017 Facilities Agreement and until its expiration, CEMEX, S.A.B. de C.V. had to comply with a Consolidated Leverage Ratio as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021	< = 5.75

Consolidated Leverage Ratio

•

Under the 2021 Credit Agreement, the ratio is calculated dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding any existing or future obligations under any securitization program, and any subordinated debt of CEMEX, S.A.B. de C.V., adjusted for net mark-to-market of all derivative instruments, as applicable, among other adjustments including in relation for business acquisitions or disposals.

•

Under the 2017 Facilities Agreement, the ratio was calculated dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals.

Consolidated EBITDA: Under the 2021 Credit Agreement, represents Operating EBITDA for the last twelve months as of the calculation date, as adjusted for any discontinued EBITDA, and solely for the purpose of calculating the Consolidated Leverage Ratio on a pro forma basis for any material disposition and/or material acquisition.

Pro forma Operating EBITDA: Under the 2017 Facilities Agreement, represented Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, S.A.B. de C.V., minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Consolidated Coverage Ratio

•	Under the 2021 Credit Agreement, the ratio is calculated by dividing Consolidated EBITDA by the financial expense for the last twelve months as of the calculation date.

•

Under the 2017 Facilities Agreement, the ratio was calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense included coupons accrued on the perpetual debentures.

As of December 31, 2021, 2020 and 2019, under the 2021 Credit Agreement and the 2017 Facilities Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios	Refers to the compliance limits and calculations that were effective on each date
		2021	2020	2019
Leverage ratio	Limit	<=3.75	<=6.25	<=5.25
	Calculation	2.73	4.07	4.17

Coverage ratio	Limit	>=2.75	>=1.75	>=2.50
	Calculation	5.99	3.82	3.86

CEMEX, S.A.B. de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. de C.V. will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2021 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2021 Credit Agreement. That scenario would have a material adverse effect on CEMEX, S.A.B. de C.V.’s operating results, liquidity or financial position.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

18.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2021 and 2020, are as follows:

	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
I. Leases	$760	1,705	2,465	$1,048	2,273	3,321
II. Liabilities secured with accounts receivable	1,782	—	1,782	1,782	—	1,782

	$2,542	1,705	4,247	$2,830	2,273	5,103

I.	Leases (notes 3.1, 3.5, 3.8 and 16.2)

CEMEX, S.A.B. de C.V. has several operating and administrative assets under lease contracts (note 16.2). As mentioned in note 3.8, from January 1, 2019, CEMEX. S.A.B. de C.V. applied IFRS 16 modifying previous years. CEMEX, S.A.B. de C.V. applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Lease financial liability at beginning of year	$3,321	3,490	1,335
Additions from new leases	438	723	1,879
Reductions from payments	(1,318)	(904)	(527)
Effects from remeasurements of the liability and corporate reorganization (note 14.1)	86	(48)	795
Foreign currency translation and accretion effects	(62)	60	8

Lease financial liability at end of year	$2,465	3,321	3,490

In 2021, the increase for reduction form payments caption, includes purchasing corporate buildings used by CEMEX, S.A.B. de C.V. The Company before 2021 leased such buildings and then were acquired permanently for an amount of $484.

As of December 31, 2021 the non-current lease financial liabilities are as follows:

Total
2023	$519
2024	436
2025	333
2026	205
2027 and thereafter	212

$1,705

Total cash outflows for leases in 2021, 2020 and 2019, including the interest expense portion as disclosed at note 8.1, were $1,484, $1,123 and $980, respectively. Future payments associated with these contracts are presented in notes 19.2 and 22.4.

II.	Liabilities secured with accounts receivable

As mentioned in note 10, as of December 31, 2021 and 2020, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse of $1,782, for both years, were recognized in “Other financial obligations” in the statement of financial position.

18.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX, S.A.B. de C.V.´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B. de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available.

The fair values determined by CEMEX, S.A.B. de C.V. for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX, S.A.B. de C.V. or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX, S.A.B. de C.V.’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B. de C.V. or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B. de C.V.’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B. de C.V.’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Financial assets and liabilities - Continued

As of December 31, 2021 and 2020, the carrying amounts of non-current financial assets and liabilities and their respective fair values were as follows:

	2021		2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments available-for-sale (note 13)	$204	204	$177	177
Derivative financial instruments (note 18.4)	495	495	65	65

	$699	699	$242	242

Financial liabilities
Non-current debt (note 18.1)	$141,592	147,865	$172,037	182,192
Other financial obligations (note 18.2)	1,705	1,462	2,273	2,906
Derivative financial instruments (note 18.4)	620	620	1,057	1,057
Non-current accounts payable with related parties (note 19.1)	72	72	44	44

	$143,989	150,019	$175,411	186,199

18.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 18.5), CEMEX, S.A.B. de C.V. held derivative instruments, with the objectives, as the case may be: a) changing the risk profile or securing the price of fuels; b) foreign exchange hedging; c) hedging forecasted transactions; and d) other corporate purposes. As of December 31, 2021 and 2020, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

	2021			2020
	Notional amount		Fair value	Notional amount	Fair value
I. Net investment hedge	US$	1,511	3	741	(42)
II. Interest rate swaps		1,005	(18)	1,334	(47)
III. Equity forwards on third party shares		—	—	27	3
IV. Fuel price hedging		145	30	128	5
V. Foreign exchange options		250	6	—	—

	US$	2,911	21	2,230	(81)

The caption “Financial income and other items, net” in the statement of operations includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of US$6 ($123) in 2021, of US$17 ($367) in 2020 and of US$1 ($19) in 2019.

I.	Net investment hedge

As of December 31, 2021 and 2020, there are Dollar/Mexican peso foreign exchange forward contracts for a notional amount of US$761 and US$741, respectively, under a program that started in 2017 with a notional of up to US$1,250, which can be adjusted in relation to hedged risks, with forward contracts with tenors from 1 to 18 months. CEMEX, S.A.B. de C.V. has designated this program as a hedge of CEMEX, S.A.B. de C.V.’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2021, 2020 and 2019, these contracts generated losses of US$4 ($81), gains of US$53 ($1,144) and losses of US$126 ($2,438), respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Mexican pesos due to the depreciation of the peso in 2021 and 2020 and the appreciation of the peso in 2019.

Moreover, as of December 31, 2021, there are Dollar/Euro cross currency swap contracts for a notional amount of US$750, which were entered into in November 2021, with maturity in November 2026. CEMEX, S.A.B. de C.V. has designated the foreign exchange forward component of this program as a hedge of CEMEX, S.A.B. de C.V.’s net investment in Euros, pursuant to which changes in fair market of such forward contracts are recognized as part of other comprehensive income in equity, while changes in fair value of the interest rate swap component are recognized within financial income and other items. For the year 2021, these contracts generated gains of US$10 ($204), which partially offset currency translation results recognized in equity generated from CEMEX, S.A.B. de C.V.’s net assets denominated in Euros due to the depreciation of the Euro in 2021 against the dollar, as well as losses in 2021 of US$1 ($20) related to the exchange of interest rates in the statement of operations.

II.	Interest rate swap contracts

As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional amount of US$750 and US$1,000, respectively, with a fair value representing liabilities of US$30 ($615) in 2021 and US$44 ($875) in 2020, negotiated in June 2018 to fix interest payments of existing bank loans bearing Dollar floating rates. During September 2020, CEMEX, S.A.B. de C.V. amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying US$14 ($287), and in November 2021, CEMEX, S.A.B. de C.V. partially unwound its interest rate swap paying US$5 ($102), recognized within “Financial income and other items, net” in the statement of operations.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Interest rate swap contracts - Continued

In November 2021, these contracts were extended, and they will mature in November 2026. CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2021 and 2020, changes in fair value of these contracts generated gains of US$23 ($470) and losses of US$9 ($194), respectively, recognized in other comprehensive income.

In addition, as of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional of US$255 and US$334, respectively, negotiated to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and that will mature in November 2023, which fair value represented an asset of US$12 ($246) in 2021 and a liability of US$3 in 2020. During December 2021, CEMEX, S.A.B. de C.V. partially unwound its interest rate swap receiving US$3 ($61) recognized within “Financial income and other items, net” in the statement of operations. CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended December 31, 2021 and 2020 changes in fair value of these contracts generated gains of US$15 ($306) and losses of US$3 ($65), respectively, recognized in other comprehensive income.

III.	Equity forwards on third party shares

As of December 31, 2020, CEMEX, S.A.B. de C.V. maintained equity forward contracts with cash settlement in March 2022, over the price of 4.7 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”). During 2020 and 2019, CEMEX, S.A.B. de C.V. early settled portions of these contracts for 9.2 and 6.9 million shares, respectively. During 2021 CEMEX settled contracts for the remainder 4.7 million shares of GCC. Changes in the fair value of these instruments and early settlement effects generated gains of US$2 ($41) in 2021, of US$1 ($22) in 2020 and of US$2 ($39) in 2019 recognized within “Financial income and other items, net” in the income statement.

IV.	Fuel price hedging

As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. maintained swap and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of US$145 ($2,973) and US$128 ($2,546), respectively, with an estimated aggregate fair value representing assets of US$30 ($615) in 2021 and of US$5 ($99) in 2020. By means of these contracts, for its own consumption only, CEMEX, S.A.B. de C.V. either fixed the price of these fuels, or entered into option contracts to limit the prices to be paid for these fuels, over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2021, 2020 and 2019, changes in fair value of these contracts recognized in other comprehensive income represented gains of US$22 ($449), US$7 ($151) and US$15 ($290), respectively. For these derivative financial instruments CEMEX, S.A.B. de C.V. only acts as a financial intermediary for its subsidiaries, for such reason the accounting effects for CEMEX, S.A.B. de C.V. in other comprehensive income are nullified.

V.	Foreign Exchange Options

As of December 31, 2021, CEMEX, S.A.B. de C.V. held Dollar/Mexican peso call spread option contracts for a notional amount of US$250, maturing in September 2022, negotiated to maintain the value in dollars over such notional amount over revenues generated in pesos. Changes in the fair value of these instruments, generated losses of US$5 ($102), recognized within “Financial income and other items, net” in the statement of operations.

Other derivative financial instruments negotiated during the periods

During 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of US$397. For the year 2020, the aggregate results from positions entered and settled, generated losses of US$15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX, S.A.B. de C.V. negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of US$3 ($65), recognized within “Financial income and other items, net” in the statement of operations.

Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom, CEMEX, S.A.B. de C.V. negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of US$186 ($3,700). CEMEX, S.A.B. de C.V. settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of US$9 ($194) recognized within “Financial income and other items, net” in the statement of operations.

18.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Risk management - Continued

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration in a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt with those in which CEMEX, S.A.B. de C.V. generates its cash flows.

As of December 31, 2021 and 2020, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 18.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The primary risk categories are mentioned as follows.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate non-current debt is measured at fair value. All of our fixed-rate non-current debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its non-current debt obligations with floating interest rates which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX, S.A.B. de C.V. could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2021 and 2020, 11% and 14% of the non-current debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 150 basis points and 253 basis points, respectively. These figures reflect the effect of interest rate swaps held by CEMEX during 2021 and 2020. As of December 31, 2021 and 2020, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2021 and for 2020 would have decreased by US$5 ($104) and US$15 ($291), because of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2021 and 2020.

Managing interest rate benchmark reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX, S.A.B. de C.V. has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX, S.A.B. de C.V. operates. The Company anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, in anticipation of this transition, the 2021 Credit Agreement already incorporates a benchmark rate replacement mechanism. Moreover, CEMEX, S.A.B. de C.V.’s derivative instrument contracts contain standard definitions to incorporate robust fallbacks for instruments linked to certain IBORs, with the changes coming into effect from January, 2021. From that date, all new cleared and non-cleared derivatives that reference the definitions include the fallbacks. As of December 31, 2021, with the exemption of certain instrument that have migrated automatically to the alternate risk-free rates under the fallback protocol, CEMEX, S.A.B. de C.V. still has the majority of its debt and derivatives instruments, when applicable, linked to the LIBOR rate. There is no definite date to migrate to the alternate risk-free rates, although CEMEX, S.A.B. de C.V. considers to gradually migrate its financial instruments with no effect in the financial statements.

CEMEX, S.A.B. de C.V.’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2021, 90% of the financial debt was Dollar-denominated, 7% was Euro-denominated, and 3% was Mexican Pesos-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2021, CEMEX, S.A.B. de C.V. had implemented a derivative financing hedging strategy using foreign exchange options for a notional amount of US$250 to hedge the value in dollar terms of revenues generated in pesos to partially address this foreign currency risk (note 18.4). Complementarily, CEMEX, S.A.B. de C.V. may negotiate other derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Monetary position by currency

As of December 31, 2021 and 2020, the net monetary assets (liabilities) by currency are as follows:

	2021	2020
Current:
Monetary assets	$11,806	12,471
Monetary liabilities	(76,648)	(78,410)

Net monetary liabilities	$(64,842)	(65,939)

Non-current:
Monetary assets	$2,436	2,378
Monetary liabilities	(148,991)	(180,666)

Net monetary liabilities	$(146,555)	(178,288)

Out of which:
Dollars	(165,768)	(152,716)
Pesos	(36,266)	(42,162)
Euros	(9,363)	(41,716)
Pounds	—	(7,633)

	$(211,397)	(244,227)

Considering that CEMEX, S.A.B. de C.V.’s functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 3.3), there is foreign currency risk associated with the translation into dollars of subsidiaries’ net assets denominated in different currencies. When the dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders’ equity. Conversely, when the dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. CEMEX, S.A.B. de C.V. has implemented a Dollar/Mexican peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in pesos (note 18.4).

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2021 and 2020, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the payment behavior of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX, S.A.B. de C.V. can only carry out transactions by paying cash in advance. As of December 31, 2021, considering CEMEX, S.A.B. de C.V.’s best estimate of potential expected losses based on the ECL model developed by CEMEX, S.A.B. de C.V. (note 10), the allowance for expected credit losses was $255.

The aging of trade accounts receivable as of December 31, 2021 is as follows:

2021
Neither past due, nor impaired portfolio	$3,533
Past due less than 90 days portfolio	107
Past due more than 90 days portfolio	287

$3,927

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 22.4.

As of December 31, 2021, current liabilities, which included $2,542 of other financial obligations, exceed current assets by $64,075. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2021, CEMEX, S.A.B. de C.V. generated cash flows provided by operating activities of $16,133. CEMEX, S.A.B. de C.V.’s management considers that CEMEX, S.A.B. de C.V. will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX, S.A.B. de C.V. to meet any liquidity risk in the short-term. In addition, as of December 31, 2021, CEMEX, S.A.B. de C.V. has committed lines of credit under the revolving credit facility in its 2021 Credit Agreement for a total amount of US$1,750.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Liquidity risk - Continued

As of December 31, 2021 and 2020, the potential requirement for additional margin calls under our different commitments is not significant.

As of December 31, 2021, in connection with the current liabilities with related parties, of $59,590, refer primarily to CEMEX Innovation Holding Ltd, CEMEX Operaciones Mexico, S.A. de C.V., CEMEX Transporte, S.A. de C.V. and CEMEX Concretos, S.A. de C.V. (note 19.1), CEMEX, S.A.B. de C.V. has proven successful in refinancing such liabilities.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 18.4, considering specific objectives, CEMEX, S.A.B. de C.V. has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” During the reported periods effects were not significant. As of December 31, 2021, CEMEX, S.A.B. de C. V. does not have derivative financial instruments based on the price of the Parent Company’s shares or any third-party’s shares.

19)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

19.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and transactions between CEMEX, S.A.B. de C.V. and its subsidiaries and equity accounted investees result primarily from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) products purchase and sale, billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans with subsidiaries and equity accounted investees. Transactions with subsidiaries and equity accounted investees are conducted at arm’s length. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

In relation to the transactions mentioned above, as of December 31, 2021 and 2020, the primary accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2021	Current	Non-current	Current	Non-current
CEMEX Innovation Holding Ltd.	$—	—	35,831	—
CEMEX Operaciones México, S.A. de C.V.	—	214	7,394	—
Sinergia Deportiva, S.A. de C.V.	588	—	—	—
Especialistas en Corredores Viales, S.A. de C.V.	507	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	180	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	—	41
CEMEX Transporte, S.A. de C.V.	—	—	1,956	—
CEMEX Concretos, S.A. de C.V.	—	832	9,538	—
Others	413	—	4,871	31

	$1,688	1,046	59,590	72

	Assets		Liabilities
2020	Current	Non-current	Current	Non-current
Lomez International B.V.	$—	—	30,259	—
CEMEX Operaciones México, S.A. de C.V.	—	—	10,110	—
Especialistas en Corredores Viales, S.A. de C.V.	473	—	—	—
Reservas Ecológicas Sustentables de la Laguna, S.A. de C.V.	172	—	—	—
CEMEX Vivienda, S.A. de C.V.	120	—	—	—
CEMEX Internacional, S.A. de C.V.	—	—	—	39
CEMEX Transporte, S.A. de C.V.	—	—	1,368	—
CEMEX Concretos, S.A. de C.V.	—	—	9,860	—
Others	185	23	5,171	5

	$950	23	56,768	44

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

19.2)	PRINCIPAL OPERATIONS WITH RELATED PARTIES

The principal operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2021, 2020 and 2019, were as follows:

	2021	2020	2019
Revenues:
Net sales (note 2)	$19,810	5,985	5,703
Rental income (notes 2, 4 and 16.2)	1,429	61	103
License fees (note 4)	834	711	728
Cost of sales and operating expenses:
Raw material, finished goods and other production cost (note 2)	25,202	2,935	2,433
Management service expenses	524	6,098	7,371
Lease expense (note 16.2)	592	178	3,361
Financing cost (income):
Financial expenses	1,809	1,937	3,695
Financial income and other items, net	4,903	4,416	2,902

As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. had capital leases to be paid with related parties for US$3 ($62) and US$2 ($39), respectively.

As of December 31, 2021, in connection with the operating lease agreements that CEMEX, S.A.B. de C.V. holds with related parties (note 16.2), the cash flows to be received in the following years are detailed as follows:

(Millions of U.S. dollars)	2021
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total
Operating leases to be received with related parties 1	US$	130	389	389	335	1,242

		$2,672	7,968	7,968	6,861	25,469

[1]	The amounts represent nominal cash flows.

As of December 31, 2021, in relation to the rights of use that CEMEX, S.A.B. de C.V. sublease to related parties described in note 16.2, below are the nominal flows to be received in the following years.

(Millions of U.S. dollars)	2022		2023	2024	2025 -2030	Total
CEMEX Operaciones México, S.A, de C.V.	US$	12	10	7	9	38
CEMEX Concretos, S.A, de C.V.		17	15	13	28	73

	US$	29	25	20	37	111

		$595	513	410	759	2,277

20)	INCOME TAXES

20.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax (expense) benefit in the statements of operations for 2021, 2020 and 2019 are summarized as follows:

	2021	2020	2019
Current income tax (expense) benefit	$(240)	(135)	(63)
Deferred income tax (expense) benefit	512	(82)	(508)

	$272	(217)	(571)

As of December 31, 2021, tax loss and tax credit carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards
2025 and thereafter	$30,075	30,075

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the elimination of the tax consolidation regime amounted to $24,804. As of December 31, 2021 and 2020, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $248 and $610, respectively.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

20.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2021 and 2020 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2021	2020
Deferred tax assets:
Allowances for expected credit losses	$76	130
Provisions	706	579
Advances from customers	972	687
Accounts payable to related parties	—	44
Right-of-use (note 16.2)	729	832
Derivative financial instruments	804	757
Others deferred tax assets	59	—

Total deferred tax assets	3,346	3,029

Deferred tax liabilities:
Land and buildings	(6,159)	(6,075)
Assets for the right-of-use (note 16.2)	(306)	(1,158)
Accounts receivable to related parties	(382)	—
Advance payments	(54)	(25)

Total deferred tax liabilities	(6,901)	(7,258)

Net deferred tax liabilities	$(3,555)	(4,229)

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generate taxable income in the near future. In addition, for the year ended December 31, 2021 and 2020, CEMEX, S.A.B. de C.V. recognized an income tax gain within other comprehensive income of $48 and an income tax loss of $261, respectively related to the net investment hedge (note 18.4).

20.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2021, 2020 and 2019, the effective income tax rates were as follows:

	2021	2020	2019
Net income before income tax	$14,912	(32,345)	3,483
Income tax	272	(217)	(571)

Effective income tax rate [1]	1.8%	0.7%	(16.4%)

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by net income before income taxes, as these line items are reported in the statement of operations.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, which creates differences between book and tax bases, gives rise to permanent differences between the enacted tax rate and the effective rate shown in the statement of operations of CEMEX, S.A.B. de C.V.

As of December 31, 2021, 2020 and 2019, these differences were as follows:

	2021		2020		2019
	%	$	%	$	%	$
Enacted income tax rate	(30.0)	(4,474)	(30.0)	9,704	(30.0)	(1,045)
Inflation adjustments	(33.4)	(4,980)	7.5	(2,413)	(57.9)	(2,015)
Non-deductible and other items	65.2	9,726	23.2	(7,508)	71.5	2,489

Effective tax rate and tax (expense) benefit	1.8	272	0.7	(217)	(16.4)	(571)

Income tax (expense) benefit for the year, includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

21)	STOCKHOLDERS’ EQUITY

As of December 31, 2021 and 2020, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of $287 (US$14) (20,541,277 CPOs) and $219 (US$11) (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

21.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2021 and 2020, common stock and additional paid-in capital was as follows:

	2021	2020
Common stock	$4,164	4,167
Additional paid-in capital	101,408	103,300

	$105,572	107,467

Effective as of December 31, 2020, the Company’s management approved restitution to the line item of “Retained earnings” for $37,639, by means of transfer with charge to the line item of “Additional paid-in capital.” This transfer represents a reclassification between line items within CEMEX, S.A.B. de C.V.’s stockholders’ equity that does not affect its amount.

As of December 31, 2021 and 2020, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2021		2020
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	29,457,941,452	14,728,970,726	29,457,941,452	14,728,970,726
Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	—	—	756,323,120	378,161,560
Shares that guarantee/guaranteed the issuance of convertible securities [4]	—	—	1,970,862,596	985,431,298
Shares authorized for the issuance of stock or convertible securities [5]	—	—	302,144,720	151,072,360

	30,339,384,282	15,169,692,141	33,368,714,718	16,684,357,359

[1]

As of December 31, 2021 and 2020, 13,068,000,000 shares correspond to the fixed portion, and 32,441,076,423 shares as of December 31, 2021 and 36,985,072,077 shares as of December 31, 2020, correspond to the variable portion.

[2]

Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s common stock.

[3]	Shares repurchased under the share repurchase program authorized by the Company’s shareholders.
[4]	Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues (note 18.2).
[5]	Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 25, 2021, stockholders at the annual ordinary shareholders’ meeting (the “Shareholders’ Meeting”) of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of US$500 or its equivalent in Mexican Pesos as the maximum amount of resources through year 2021 and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held for the acquisition of its own shares or securities that represent such shares; (ii) the decrease of the variable part of CEMEX, S.A.B. de C.V.’s share capital through the cancellation of (a) 1,134 million shares repurchased during the 2020 fiscal year, under the share repurchase program and (b) and aggregate of 3,409.5 million shares that were authorized to guarantee the conversion of then existing convertible securities, as well as for any new issuance of convertible securities and/or to be subscribed and paid for in a public offering or private subscription; and (iii) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee (which reduced its members from four to three) and the Sustainability Committee of CEMEX, S.A.B. de C.V.

On March 26, 2020, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) setting the amount of US$500 or its equivalent in Mexican Pesos as the maximum amount of resources through year 2020 and until the next ordinary Shareholders’ Meeting is held for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to 0.22 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$83. On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

On March 28, 2019, the Shareholders’ Meeting of CEMEX, S.A.B. de C.V. approved: (i) a cash dividend of US$150 paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 and the second installment for the remainder of the dividend was paid on December 17, 2019; (ii) the acquisition of own shares of up to US$500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX, S.A.B. de C.V. may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount in pesos equivalent to US$0.2826, through the cancellation of 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX, S.A.B. de C.V.’s share capital, in its variable part for the amount in pesos equivalent to US$0.0670 by the cancellation of 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX, S.A.B. de C.V.’s share capital in its variable part for the amount US$22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of US$0.000143 dollars per share. Until December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. repurchased 157.7 million CEMEX, S.A.B. de C.V. CPOs, at a weighted-average price in pesos equivalent to 0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was US$50.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Common stock and additional paid-in capital - Continued

In connection with the long-term executive share-based compensation programs, in 2019, CEMEX, S.A.B. de C.V. issued 27.4 million CPOs generating an additional paid-in capital of US$17 associated with the fair value of the compensation received by executives. During 2021 and 2020, CEMEX, S.A.B. de C.V., did not issue any shares concerning these compensation programs.

21.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2021, 2020 and 2019, the legal reserve amounted to $1,804. As mentioned in note 21.1, effective as of December 31, 2020, CEMEX, S.A.B. de C.V. incurred a restitution of retained earnings from additional paid-in capital for $37,639.

21.3)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES

As of December 31, 2021 and 2020, the caption of other equity reserves and subordinated notes was integrated as follows:

	2021	2020
Other equity reserves	$27,135	19,335
Subordinated notes	19,786	—

	$46,921	19,335

Subordinated notes

On June 8, 2021, CEMEX, S.A.B. de C.V. issued one series of US$1,000 million 5.125% subordinated notes with no fixed maturity. After issuance costs, CEMEX, S.A.B. de C.V. received US$994. Considering that CEMEX, S.A.B. de C.V.’s subordinated notes have no fixed maturity date, there is no contractual obligation for CEMEX, S.A.B. de C.V. to deliver cash or any other financial assets, the payment of principal and interest may be deferred indefinitely at the sole discretion of CEMEX, S.A.B. de C.V. and specific redemption events, are fully under CEMEX, S.A.B. de C.V.’s control, under applicable IFRS, these subordinated notes issued by CEMEX, S.A.B. de C.V. qualify as equity instruments and are classified within controlling interest stockholders’ equity. CEMEX, S.A.B. de C.V. has a repurchase option on the fifth anniversary of the subordinated notes. In the event of liquidation of CEMEX, S.A.B. de C.V.’s due to commercial bankruptcy, the subordinated notes would come to the liquidation process according to its subordination after all liabilities.

Coupon payments on the subordinated notes were included within “Other equity reserves” and amounted to $604 in 2021.

22)	COMMITMENTS

22.1)	GUARANTEES

As of December 31, 2021 and 2020, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$40 ($814) and US$62 ($1,233), respectively.

22.2)	PLEDGED ASSET

CEMEX, S.A.B. de C.V.’s shares in some of its main subsidiaries, namely, CEMEX Operaciones México, S.A. de C.V., CEMEX Innovation Holding Ltd. and CEMEX España, S.A., have been transferred to security trusts or similar arrangements in order to secure payment obligations under the 2017 Facilities Agreement (formerly under the 2014 Facilities Agreement and the Facilities Agreement) and other debt instruments entered into prior to and after the date of these agreements (note 18.1).

As of December 31, 2021 and 2020, there are no liabilities secured by property, machinery and equipment.

22.3)	OTHER COMMITMENTS

On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Trough the aforementioned contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of US$25.375 price per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX, S.A.B. de C.V. considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the statement of operations as a part of the costs of energy. During 2021 and 2021, CEMEX, S.A.B. de C.V. received US$3 and US$1, respectively. CEMEX, S.A.B. de C.V. does not record this agreement at fair value due to the fact that there is not a deep market for electric power in Mexico that would effectively allow for its valuation.

On April 28, 2017, CEMEX, S.A.B. de C.V. concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $1,649, which included the sale of fixed assets for $309, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, which are recognized each period as services are rendered. There is the possibility of a contingent revenue or expense subject to results for up to $557 linked to annual metrics beginning in the first year. For the contingent revenue agreement, the contingent revenue is calculated for a twelve-month period commencing May of each year until the period 2020. CEMEX, S.A.B. de C.V. recognized an expense of $135 for the period 2019-2020 and an income of $12 for the period 2018-2019.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

22.4)	CONTRACTUAL OBLIGATIONS

As of December 31, 2021, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)	2021
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total
Non-current debt 1	US$	—	351	1,859	4,750	6,960
Leases 2		303	424	238	557	1,522

Total debt and other financial obligations		303	775	2,097	5,307	8,482
Short-term and low-value assets rentals 3		2	—	—	—	2
Interest payments on debt 4		283	709	639	1,014	2,645

Total contractual obligations	US$	588	1,484	2,736	6,321	11,129

		$12,054	30,422	56,088	129,581	228,145

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B. de C.V. has replaced its long-term obligations for others of a similar nature.

2

Represent nominal cash flows. As of December 31, 2021, the NPV of future payments under such leases was US$108, of which, US$44 refers to payments from 1 to 3 years and US$23 refer to payments from 3 to 5 years.

3

The amounts represent nominal cash flows. Refers to the estimated rental payments under short-term lease contracts and assets of low value. These contracts are not recognized as assets for the right-of-use and other financial obligations considering the exemption adopted by CEMEX, S.A.B. de C.V.

4	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2021.

23)	CONTINGENCIES

CEMEX, S.A.B. de C.V. is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX, S.A.B. de C.V. cannot assure the achievement of a final favorable resolution.

As of December 31, 2021, the most significant events with a determinable potential loss, the disclosure of which would not impair the outcome of the relevant proceeding, were as follows:

•

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2021, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

In addition, as of December 31, 2021, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

24)	SUBSEQUENT EVENTS

On January 1, 2022, a group of employees of CEMEX Operaciones Mexico, S.A. de C.V., a subsidiary of CEMEX, S.A.B. de C.V., was transferred to the Company. Concerning such transfer, CEMEX, S.A.B. de C.V. acquired the rights and obligations related to the employees; additionally, CEMEX, S.A.B. de C.V. will acquire certain assets necessary for the functions of such employees.

CEMEX, S.A.B. de C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2021, 2020 and 2019

(Millions of Mexican pesos)

Subsequent events – Continued

The most critical accounting effects in CEMEX, S.A.B. de C.V.’s financial statements, concerning the transfer of employees and the acquisition of assets are as follows:

2022
Other current assets	$43
Property, machinery and equipment, net	116
Other current liabilities	166
Employee benefits	102

On January 4 and 18, 2022, in connection with the committed revolving facility under the 2021 Credit Agreement described in note 18.1, CEMEX, S.A.B. de C.V. drew down $180 and $90, respectively, as part of normal operations for the financing of working capital needs.

Independent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C.V.

Millions of Mexican pesos

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2021 and 2020, the separate statements of income, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2021 and 2020, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2021, 2020 and 2019 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of the carrying amount of equity accounted investees

The key audit matter	How the matter was addressed in our audit

As discussed in note 13 to the separate financial statements, the balance of equity accounted investees as of December 31, 2021 is $362 which represented 85% of the total assets of the Company at such date.

We identified the valuation of the carrying amount of equity accounted investees as a key audit matter due to the judgment involved in the determination of impairment.

Our audit procedures in this area included, among others:

We have audited the consolidated financial statements of the Company and issued our audit opinion thereon on February 3rd, 2022. When performing the audit of the consolidated statements we evaluated the analysis of goodwill impairment of the subsidiaries of the Company where we identified a higher risk. We used such analysis to assess if there are triggering events that could be indicative of impairment in the equity accounted investees from a separate financial statement perspective, and if the conclusions of the Company in this regard are appropriate.

Emphasis of Matter

As described in note 3, the accompanying separate financial statements have been prepared to be used by the Management of CEMEX, S.A.B. de C.V. as well as to comply with certain legal and tax requirements. The financial information therein does not include the consolidation of the financial statements of its subsidiaries, which have been accounted for under the equity method. In assessing the financial situation and results of the economic entity, we must refer to the consolidated financial statements of CEMEX, S.A.B. de C. V. and subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, which were issued under separate cover and on February 3rd, 2022. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company´s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

C.P.C. Joaquín Alejandro Aguilera Dávila

KPMG Cárdenas Dosal, S.C.
Monterrey, N.L.
February 8, 2022